Exhibit 99.53

FORMATION CAPITAL CORPORATION

Suite 1510 – 999 West Hastings Street

Vancouver, B.C.  V6C 2W2

604-682-6229

(the “Corporation”)

NOTICE TO COMPUTERSHARE TRUST COMPANY OF CANADA AS SUCCESSOR “RIGHTS AGENT” TO MONTREAL TRUST COMPANY OF CANADA UNDER THAT CERTAIN SHAREHOLDER PROTECTION RIGHTS PLAN AGREEMENT WITH THE CORPORATION DATED FOR REFERENCE THE 12TH DAY OF JULY, 1995 (the “Agreement”).

WHEREAS:

1.

Section 7.17 of the Agreement provides for the Board of Directors of the Corporation to “have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof…” including the rights and powers specifically enumerated;

2.

Section 7.6 of the Agreement provides that the Corporation "may from time to time supplement or amend this Agreement without the approval of any holders of Common Shares or Rights; (a) to make any changes, which the Board of Directors acting in good faith may determine necessary or desirable…"

3.

The Board of Directors resolved on July 20, 2004 that the expiry date of the Agreement should be extended from July 12, 2005 to July 12, 2010 and that the Agreement should be amended accordingly (the "Rights Plan Amendment") by deleting the number "10" in the definition of "Expiration Time" in the Agreement and replacing it with the number "15", such that the definition of "Expiration Time" in the Agreement shall read:

"""Expiration Time" shall mean the earlier of:

(i)

the Termination Time; and

(ii)

the close of business of the 15th anniversary of the date hereof."""

And, at the Corporation's Annual General Meeting held August 13th, 2004, the Corporation's shareholders approved the Rights Plan Amendment.

TAKE NOTICE THAT:

The definition of "Expiration Time" in the Agreement has been amended to read:

"""Expiration Time" shall mean the earlier of:

(i)

the Termination Time; and

(ii)

the close of business of the 15th anniversary of the date hereof."""

ON BEHALF OF THE BOARD OF DIRECTORS

OF FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

--------------------------------------------------

Mari-Ann Green

Chairman of the Board

Acknowledged and accepted this 17th day of November, 2004, by COMPUTERSHARE TRUST COMPANY OF CANADA as successor "Rights Agent" to Montreal Trust Company of Canada under the Agreement.

Per:  _______”signed”_________________________________

         Authorized Signatory

THIS AGREEMENT is dated for reference the 12th day of July, 1995 and made

BETWEEN:

MONTREAL TRUST COMPANY OF CANADA of 510 Burrard Street,

Vancouver, B.C.  V6C 3B9

(the "Rights Agent")

AND:

FORMATION CAPITAL CORPORATION, a British Columbia company,

Having its registered and records office at 1800 - 999 West Hastings Street,

Vancouver, B.C.  V6C 2W2

(the "Corporation")

WHEREAS in order to maximize shareholder value the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder protection rights plan {the "Rights Plan") to protect the Corporation and its shareholders from unfair, abusive or coercive acquisition tactics;

AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has:

1.

authorized the issuance, effective 5:00 p.m. (Vancouver time) on July 12, 1995, of one right (a "Right") in respect of each common Share (as hereinafter defined) of the Corporation outstanding at 5:00 p.m. (Vancouver time) on July 12, 1995 (the "Record Time"); and

2.

authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation (or, in certain cases, of certain other entities, pursuant to the terms and subject6 to the conditions set forth herein;

AND WHEREAS the Corporation desire to appoint the Rights Agent to act of behalf of the Corporation and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of  Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE I

INTERPRETATION

1.1

Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)  "Acquiring Person" shall mean, subject to section 1.5, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i)  the Corporation or any Subsidiary of the Corporation or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees, in each case of the Corporation or any Subsidiary of the Corporation, or any Person organized, appointed or established by the Corporation or any Subsidiary of the Corporation for or Pursuant to the terms of any such plan or trust;

(ii)  any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of:

(A)  an acquisition or redemption by the Corporation or a Subsidiary of the Corporation

of Voting Shares of the Corporation that, by reducing the number of Voting Shares of the

Corporation outstanding, increases the percentage of outstanding Voting Shares of the

Corporation Beneficially Owned by such Person to 20% or more;

(B)  share acquisitions made pursuant to a Permitted Bid which is approved by the

Independent Shareholders at a special meeting called and held for that purpose in accordance with the provisions of Article V ("Permitted Bid Acquisitions");

(C)  share acquisitions in respect of which the Board of Directors has waived the application of section 4.2 pursuant to the provisions of subsection 7.1(b) or (c) or that were made on or prior to the date of this Agreement ("Exempt Acquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding by reason of share acquisitions or redemptions by the Corporation or a Subsidiary of the Corporation.  Permitted Bid Acquisitions or Exempt Acquisitions and, after such share acquisition or redemptions by the Corporation or a Subsidiary of the Corporation or Permitted Bid Acquisitions or Exempt Acquisition, such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding, becomes the Beneficial owner of any additional outstanding Voting Shares of the Corporation other than pursuant to Permitted Bid Acquisitions or through Exempt Acquisitions or as a result of a Pro Rata Acquisition, then as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person"; and

(iii)  for the period of 10 days after the Disqualification Date (as hereinafter defined), and Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on clause 1.1 (d)(iv) hereof where such disqualification results solely because such Person has made or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 93 of the Securities Act (British Columbia)) by such Person or the Corporation of the intent of such Person to commence such a Take-over bid being herein referred to as the "Disqualification Date";

(b)  "Affiliate" shall have the meaning ascribed to such term in the Securities Act (British Columbia) as at the date of this Agreement.

(c)  "Associate" shall have the meaning ascribed to such term in the Securities Act (British Columbia) as at the date of this Agreement; provided, however, that a Person shall not be an Associate of a trust by reason only of the fact that such Person serves as trustee or in a similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if a substantial portion of the ordinary business of such Person is the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business;

(d)  Subject to section 1.5, a person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to Beneficially Own":

(i)  any securities as to which such Person, or any of such Person's Affiliates or Associates, is the direct or indirect beneficial owner (including through being a beneficiary of a trust that owns such securities whether or not such Person's interest in the trust is present or future, vested or contingent) or would be deemed to be the beneficial owner pursuant to the provisions of the Company Act (British Columbia) or the Securities Act (British Columbia) (or pursuant to any comparable or successor laws or regulations) for the purposes of the insider trading or take-over bid provisions thereof or, if such provisions shall be rescinded and there shall be no comparable or successor laws or regulation, pursuant to the provisions of the Company Act (British Columbia) or the Securities Act (British Columbia) as in effect on the date of this Agreement, whether or not such beneficial owner or deemed beneficial owner is the holder of record of such securities;

(ii)  any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly;

(A) the right to acquire (whether such right is exercisable immediately or after the lapse of passage of time or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities and other than pledges of securities in the ordinary course of business) or upon the exercise of any conversion right, exchange right, share purchase right (other than a

Right), warrant or option, or otherwise; or

(B) the right to vote (whether such right is exercisable immediately or after the lapse or passage of time or upon the occurrence of a contingency or otherwise) pursuant to any agreement,

arrangement or understanding, or otherwise; and

(iii)  any securities that are Beneficially Owned, directly or indirectly, within the meaning of the foregoing provisions of this subsection 1.1(d) by any other Person with which such Person or any of such

Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of the Corporation (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities) or acquiring, holding or disposing of property or assets of the Corporation or any Subsidiary of the Corporation that represent a significant portion of the properties and assets of the Corporation on a consolidated basis;

provided however, that a Person shall not be deemed the Beneficial Owner of, or to have Beneficial Ownership of, or to Beneficially Own any security:

(iv)  solely because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or made by any such Person's Affiliates or Associates until such deposited security has been taken up or paid for, whichever shall occur first;

(v)  solely because such Person or any of such Person's Affiliates or Associates has or shares the right to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Company Act (British Columbia) and the Securities Act (British Columbia);

(vi)  solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation, made or to be made pursuant to and in accordance with the applicable rules and regulations refer to in clause (v) above; or

(iv)  solely because such Person holds or exercises voting or dispositive power over such security;

provided that:

(A)  a substantial portion of the ordinary business of such Person (the "Investment

Manager") is the management of investment funds for others and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the folly managed account of any other Person who is not an Associate or Affiliate of the Investment Manager; or

(B)  such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent

Persons and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person, where such estate or any beneficiary thereof is not an Associate or Affiliate of the Trust Company;

provided, in either case, that:

(C)  the Voting Shares of the Corporation Beneficially Owned by the Investment

Manager of the Trust Company, as the case may be, other than those in respect of which the exemption in this clause 1.1(d)(vii) applies, do not exceed 5% of the outstanding Voting Shares of the Corporation; and

(D)  the Investment Manager of the Trust Company, as the case may be, has not made and does not propose to make a Take-over Bid alone or by acting jointly or in concert with any other Person;

(e)  "Board of Directors: shall mean the board of Directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

(f)  "Business Day" shall mean any other day than a Saturday, a Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(g)  "close of business" on any given date shall mean the time on such date (of, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(h)  "Common Shares' when used with reference to the Corporation, shall mean the common shares without par value in the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed, and, when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a subsidiary of another Person, the Person or Persons that ultimately control such first-mentioned Person;

(i)  "dividends paid in the ordinary course" shall mean cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate the greatest of:

(i)  200% of the aggregate amount of cash dividends declared payable by the Corporation on its

Common Shares in its immediately preceding fiscal year;

(ii)  300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years, and

(iii)  100% of the aggregate consolidated net income of the Corporation before extraordinary items, for its immediately preceding fiscal year;

(j)  "Exempt Acquisition" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(k)  "Exercise Price" shall mean, as of any date, the price at which ah older of a Right may purchase the securities issuable upon exercise of such Right.  Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $4.00;

(l)  "Expiration Time" shall mean the earlier of:

(i)  the Termination Time; and

(ii)  the close of business on the 15th anniversary of the date hereof

(m)  "Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person provided, however, that the term "Flip-in Event" shall not include any transaction or event that constitutes a Flip-over Event as amended by Directors' Resolution passed July 20, 2004 and confirmed by shareholders August 13, 2004;

(n)  "Flip-over Entity" shall have the meaning attributed thereto in section 4.1;

(o)  "Flip-over Event" shall mean;

(i)  a transaction or series of transactions in or pursuant to which, directly or indirectly, the

Corporation shall merge with, amalgamate with or enter into a statutory arrangement with, any other

Person (other than a wholly-owned Subsidiary of the Corporation), or any other Person (other than a wholly-owned Subsidiary of the Corporation), shall merge with amalgamate with or enter into a statutory arrangement with, the Corporation, and, in connection therewith, all or part of the outstanding Voting

Shares of the Corporation shall be changed in any way, reclassified or converted into or exchanged for shares or other securities of the Corporation or of any other Person or cash or any other property; or

(ii)  a transaction or series of transactions in which, directly or indirectly, the Corporation shall sell or otherwise transfer (including by way of a leasehold interest) (or one or more of its Subsidiaries shall sell or otherwise transfer) property or assets that, in the reasonable opinion of the Board of Directors:

(A)  aggregate more than 50% of the property assets (measured by either book value or fair market value); or

(B)  generated during the Corporation's last completed fiscal year, or may reasonably be expected to generate into the Corporation's then current fiscal year, more than 50% of the operating income or cash flow.

of the Corporation and its Subsidiaries (taken as a whole), to any other Person or Persons (other than the

Corporation or one of more of its wholly-owned Subsidiaries);

(p)  "Independent Shareholders" shall mean, with respect to any Referendum on any Permitted Bid, holders of Voting Shares of the Corporation other than Voting Shares of the Corporation Beneficially Owned by:

(i)  the Offeror or Offerors making such Permitted Bid;

(ii) any Associate or Affiliate of such Offeror or Offerors; and

(iii) any Person acting jointly or in concert with such Offeror or Offerors or with any Associate or

Affiliate or such Offeror or Offerors;

(q)  "Market Price per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any day shall be;

(i)  the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii)  if the securities are not listed and posted for trading on any stock exchange in Canada, the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for each share of such securities as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii)  if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United

States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by the Canadian Over-the-Counter

Automated Trading System or such other comparable system then in use; or

(vi)  if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair market value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer of investment banker with respect to the fair value per share of such securities;

(r)  "Offer to Acquire" shall include:

(i)  an offer to purchase, or a solicitation of an offer to sell; and

(ii)  an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(s)  "Offeror" shall mean a Person who has announced an intention to make or who had made a Take-over Bid;

(t)  "Offeror's Securities" shall mean outstanding Voting Shares of the Corporation Beneficially Owned by any Offeror;

(u)  "Permitted Bid" means a Take-over Bid made in compliance with, and not on a basis that is exempt from, the provisions of sections 87 through 90, inclusive, and section 92 of the Securities Act (British Columbia) and the regulations thereunder (or such comparable or successor laws or regulations or, if such provisions shall be repealed and there shall be no comparable or successor laws or regulations, in accordance with sections 87 through 90, inclusive, and section 92 of the Securities Act (British Columbia) and the regulations thereunder as they read on the date of this Agreement) and in compliance with all other applicable laws (including the securities laws of all other relevant jurisdictions) and that also complies with the following additional provisions:

(i)  the Take-over Bid is made to all holders of Common Shares of the Corporation wherever resident or registered on the books of the Corporation for all Common Shares held on identical terms;

(ii)  the Take-over Bid is made on terms and conditions that comply with all laws, regulations,

rules, policy statements, cabinet directions or conditions of licence or franchise relating to a change of ownership or effective control of the Corporation or any Subsidiary of the Corporation or any undertaking carried on by the Corporation or any Subsidiary of the Corporation, and all other applicable laws, and that do not and will not, upon the consummation of the bid, result in the Corporation or any Subsidiary of the

Corporation being in default under, or in contravention of, any such laws, regulations, rules, policy statements, cabinet directions, conditions of licence or franchise or any other applicable laws;

(iii)  the Person making the Take-over Bid:

(A)  together with its Affiliates and Associates and any Person acting jointly or in concert with such Person or with its Affiliates and Associates does not, and during the pendency of such Take-over Bid does not, Beneficially Own more than 5% of the Voting Shares of the

Corporation; or

(B)  is a Person described in subsection 1.5(b),

and in either case undertakes that none of such Person, any Affiliate or Associate of such Person or any

Person acting jointly or in concert with such Person or with its Affiliates of Associates will acquire any

Voting Shares of the Corporation during the pendency of such Take-over Bid;

(iv)  the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid unless a resolution is passed to approve the

Take-over Bid at a special meeting of Independent Shareholders by a majority of the votes cast by

Independent Shareholders in person or by proxy, which special meeting of Independent Shareholders shall be called and held for that purpose in accordance with the provisions of Article 5;

(v)  the Take-over Bid shall not expire until the earlier of:

(A)  10 clear Business Days following the conclusion of the special meeting of

Independent Shareholders referred to in clause 1.1(u)(iv); and

(B)  90 days after the date of the Take-over Bid;

provided, however, that in no circumstances shall the Take-over Bid expire earlier than five clear

Business Days following the conclusion of the special meeting of Independent Shareholders referred to in clause 1.1 (u)(iv); and

(vi)  the Offeror shall provide the Rights Agent, within two Business Days of the announcement of the Take-over Bid, with a list of all securities of the Corporation Beneficially Owned by each of the

Offeror and such Offeror's Associates and Affiliates and any Person acting jointly or in concert with the

Offeror or any of the Offeror's Associates and Affiliates, together with the particulars of the registration of all such securities, and an undertaking to update such list on a daily basis to reflect any changes occurring or to occur in such Beneficial Ownership prior t the termination or expiration of the Take-over Bid, and the Offeror shall perform its obligation under such undertaking;

(v)  "Permitted Bid Acquisitions" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(w)  "Person" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, body corporate, corporation, unincorporated organization, syndicate or other entity;

(x)  "Pro Rate Acquisition" shall mean the acquisition of Voting Shares of the Corporation as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares of the Corporation on the same pro rata basis as all other holders of Voting Shares of the Corporation, or pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Common Shares (whether or not also made available to holders of other Voting Shares of the Corporation), which plan permits the holder to direct that dividend paid in respect of such Voting Shares of the Corporation be applied to the purchase from the Corporation of further securities of the Corporation;

(y)  "Record Time" shall mean 5:00 p.m. (Vancouver time) on July 12, 1995;

(z)  "Referendum" has the meaning set out in Article 5 hereof;

(aa)  "Right" shall have the meaning ascribed thereto in the recitals hereto;

(bb)  "Rights Certificates" shall mean the certificates representing the Rights after the Separation Time;

(cc)  "Securities Act (British Columbia)" shall mean the Securities Act, S.B.C. 1985, c83, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(dd)  "Separation Time" shall mean, subject to subsection 7.1©, the close of business on the eighth Trading Day after the earlier of:

(i)  the Stock Acquisition Date; and

(ii)  The date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid), or such later time as may be determined by the Board of Directors;

provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in clause (ii) of this subsection expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection, never to have been made;

(ee)  "Stock Acquisition Date" shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to section 93 of the Securities Act

(British Columbia) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(ff)  "Subsidiary" of a Person shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(gg)  "Take-over Bid: shall mean an Offer to Acquire Voting Shares of the Corporation or other securities of the Corporation if, assuming that the Voting Shares of the Corporation or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% of more of the Voting Shares of the Corporation then outstanding;

(hh)  "Termination Time": shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 4.4(b) or subsection 7.1(e);

(ii) "Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day; and

(jj)  "Voting Share", when used with reference to the Corporation, shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors, generally, and when used with reference to any Person other than the Corporation, shall mean a Common Share of such Person and any other share of capital stock or voting interests of such Person entitled to Vote generally in the election of all directors.

1.2

Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Descriptive Headings

Descriptive Headings appear herein for convenience only and shall not control or affect the meaning of construction of any of the provisions hereof.

1.4

References to Agreement

References of "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof", and similar expressions refer to this Agreement and not to particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5

Grandfather Provision

(a)  For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of Acquiring Person, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a "Grandfathered Person");

(i) is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time; or

(ii) becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the

Corporation after the Record Time and such Person's Beneficial Ownership of Voting Shares of the Corporation does not exceed the number of Voting Shares of the Corporation Beneficially Owned by such

Person immediately prior to the Record Time by more than 2% of the then issued and outstanding Voting Shares of the Corporation;

provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that a Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional

Voting Shares of the Corporation constituting more than 2% of the Voting Shares of the Corporation hen outstanding other than pursuant to Permitted Bid Acquisitions of through Exempt Acquisitions or Pro Rata Acquisitions, provided further, however, that such Grandfathered Person shall not become an Acquiring Person as a result of an acquisition or redemption of Voting Shares of the Corporation by the Corporation or a Subsidiary of the Corporation; and provided further that, in the event that this exception shall cease to be applicable to a Grandfathered Person as aforesaid, such a Grandfathered Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall not be so applicable.

(b)  For the purposes of determining whether a Person is entitled to make a Permitted Bid, a Person shall not be restricted from making a Permitted Bid under clause 1.1(u)(ii) if such Person is, at the Record Time, the Beneficial Owner of more than 5% of the outstanding Voting Shares of the Corporation; provided, however, that this exception shall not be, and shall cease to be, applicable to any such Person in the event that such Person shall become, after the Record Time:

(i)  the Beneficial Owner of an additional 2% or more of the Voting Shares of the Corporation other than through Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions; or

(ii)  an Acquiring Person.

1.6

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For the purposes of this Agreement, in determining the percentage of the Outstanding Voting Shares of the Corporation with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares of the Corporation as to which such Person is deemed the Beneficial Owner shall be deemed to be outstanding.

The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100 x A

         B

where:

A = the number of votes for the election of all directors generally attaching to the outstanding

Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding

Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Common Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

ARTICLE II

THE RIGHTS

2.1

Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a

Shareholder Protection Rights Plan Agreement, dated as of the 12th day of July 1994 (the

"Rights Agreement"), between Formation Capital Corporation (the "Corporation") and

Montreal Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation.  Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an

"Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by, or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefore.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration time.

2.2

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)  The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President (including any Senior Vice-President), together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistance Secretary or any Assistant Treasurer, under the corporate seal of the Corporation, which shall be reproduced thereon.  The signature of any on the officers of the Corporation on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, not withstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature by the Rights Agent as aforesaid.

(b)  Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 3.1(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)  Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3

Registration, Registration of Transfer and Exchange

(a)  The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for registration and transfer of Rights.  The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)  Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)  If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall manually countersign and deliver in exchange therefore, a new Rights Certificate evidencing the same number of Tights as the Rights Certificate so surrendered.

(b)  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)  evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)  such security or indemnity as may be required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights Certificate so destroyed, lost or stolen.

(c)  As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or any other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)  Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5

Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.6

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder that the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.6, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.7

Agreement of Rights Holders

Every Holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)  to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held:

(b)  that prior to the Separation Time each Rights will be transferable only together with, and will be transferred by a transfer of, the Common Share representing the Right;

(c)  that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)  that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate mane by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)  that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein); and

(f)  that without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein.

2.8

Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share that may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE III

EXERCISE OF THE RIGHTS

3.1

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)  Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase on Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b)  Until the Separation Time:

(i)  the Rights shall not be exercisable and no Right may be exercised; and

(ii)  for administrative purposes, each Right will be evidenced by the certificate for the associated

Common Share registered in the name of the holder thereof (which certificates shall also be deemed to be

Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i)  the Rights shall be exercisable; and

(ii)  the registration and transfer of the Rights shall be separate from and independent of Common

Shares.

Promptly following the Separation Rime, the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and other than, in respect on any Rights Beneficially Owned by such Acquiring Person that are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A)  Rights Certificates representing the number of Rights held by such Holder at the

Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any rule, law, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)  a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in subclause (A) and (B) only in respect of all Common Shares held of record by it that are not Beneficially Owned by an Acquiring Person.

(d)  Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights together with:

(i)  an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing form and executed in a manner satisfactory to the Rights Agent;

(ii)  payment in cash, or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge that may be payable in respect of any transfer involved in the transfer of delivery of Rights Certificates of the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e)  Upon receipt of the Rights Certificate that is accompanied by:

(i)  a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.2(b); and

(ii)  payment as set forth in subsection 3.1(d),

the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(iii)  requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(iv)  when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(v)  after receipt of such certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(vi)  when appropriate, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(f)  In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)  The Corporation covenants and agrees that it will:

(i)  take all such action as may be necessary and within its power to ensure that all Common

Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such

Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)  take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (British Columbia) and the Securities Acts or

comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance4 and delivery of the Rights Certificates and the issuance of any

Common Shares upon exercise if Rights;

(iii)  use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares of such class or series were traded prior to the

Stock Acquisition Date;

(iv)  cause to be reserved and kept available out of its authorized and unissued Common Shares,

the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)  pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the

Corporation to withhold tax) that may be payable in respect of the original issuance or delivery of the

Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the

Rights being transferred or exercised.

3.2

Adjustment to Exercise Prices; Number of Rights

The Exercise Price, the number and kind of Common Shares subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a)  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)  declare or pay a dividend on the Common Share payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program,

(ii)  subdivide or change the outstanding Common Shares into a greater number of Common

Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common

Shares; or

(iv)  issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares,

except as otherwise provided in this section 3.2,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number and kind of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, that, if such Right had been exercised immediately prior to such date and at a time when the Common Share transfer books of the Corporation were open, he would have been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.  If an event occurs that would require an adjustment under both this section 3.2 and section 4.2, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.2,

(b)  In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrant to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common shares) less than the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)  the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common

Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and

(ii)  the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common share to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other then cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercised Price is respect of the Rights shall be adjusted to be the Exercise Price that would then be in effect if such record date had not been fixed.

(c)  In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights or warrants (excluding those referred to in subsection 3.2(b), the Exercise Price is Respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect, immediately prior to such record date by a fraction:

(i)  the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined as good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the case, assets or evidences of indebtedness to be distributed or of such subscription rights or warrants applicable to a Common Share; and

(ii)  the denominator of which shall be such market Price per Common Share.

Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights that would have been in effect if such record date had not been fixed.

(d)  Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price, provided, however, that any adjustments that by reason of this subsection 3.2(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share.  Notwithstanding the first sentence of this subsection 3.2(d), any adjustment required by this section 3.2 shall be made no later than the earlier of:

(i)  three years from the date of the transaction that mandates such adjustment; and

(ii)  the Termination Date.

(e)  If, as a result of an adjustment made pursuant to section 4.1 or 4.2, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in subsections 3.2(a), (b), (c), (d), (e), (f), (g), (h) and (i), and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(f)  All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(g)  Unless the Corporation shall have exercised its election as provided in subsection 3.2(h), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth), obtained by:

(i)  multiplying:

(A)  the number of such Common Shares covered by a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)  dividing the product so obtained by the relevant Exercise Price.

(h)  The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number and kind of Common Shares for which such a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date of the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant exercise price is adjusted or any day thereafter, but, if the rights Certificates have been issued, shall be at least ten days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(h), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 7.5, the additional rights to which such holders shall be entitled as a result of such adjustment, or, at the opinion of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Rights Certificates to be distributed shall be issued, executed, and countersigned in the manner provided herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record or Rights Certificates on the record date specified in the public announcement.

(i)  Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares that were expressed in the initial Rights Certificates issued hereunder.

(j)  In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(k)  Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable in order that any:

(i) consolidation or subdivision of Common Shares;

(ii)  issuance wholly for cash of any Common Shares at less than the applicable Market Price;

(iii)  issuance wholly for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iv)  stock dividends; or

(v)  issuance of rights, options or warrant referred to in this section 3.2, hereafter made by the

Corporation to holders of its Common Shares,

shall not be taxable to such shareholders.

(l)  The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by section 7.1 or 7.7, take (or permit any Subsidiary of the Corporation to take) any action, if at the time such action is taken it is reasonable foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

3.3

Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding business Day on which the relevant Common Share transfer books of the Corporation are open.

ARTICLE IV

ADJUSTMENT TO THE RIGHTS

IN THE EVENT OF CERTAIN TRANSACTIONS

4.1

Flip-over Event

(a) Subject to sections 4.3 and 4.4 and subsection 7.1(b), in the event prior to the Expiration Time the Corporation enters into, consummates or permits or suffers to occur any Flip-over Event, the Corporation shall take such action as shall be necessary to ensure that:

(i)  each Right shall, from and after the date upon which any Flip-over Event shall become effective, constitute the right to purchase from such Person into which or with which the Corporation shall be consolidated, merged or amalgamated or with which the Corporation shall enter into a statutory arrangement or to which the Corporation shall sell assets (such Person being herein referred to as the

"Flip-over Entity"), upon exercise thereof in accordance with the terms hereof, that number of Common

Shares of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Event equal to twice the applicable Exercise Price for an amount in cash equal to the applicable Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments to the Rights provided for in section 3.1 in the event that after such date of consummation or occurrence an event analogous to any of the events described in section 3.2 shall have occurred with respect to such Common Shares); and

(ii)  the Flip-over Entity shall be subject to all of the obligations, liabilities and duties of the

Corporation pursuant to this Agreement.

(b)  The Corporation shall not enter into, consummate or permit or suffer to occur any Flip-over Event unless and until it shall have entered into an agreement with the Flip-over Entity supplemental to this Agreement pursuant to which the Flip-over Entity shall covenant and agree, for the benefit for the holders, from time to time, of the Rights, to the matters contemplated by subsection 4.1(a) of this Agreement.

(c)  The Corporation shall do all such acts and things and shall ensure that the Flip-over Entity does all such acts and things as shall be necessary to ensure compliance with the provisions of subsection 4.1(a) of this Agreement.

4.2

Flip-in Event

(a)  Subject to subsection 4.2(b), section 4.4, subsections 7.1(b) and 7.1(c) in the event that, prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on or after the stock Acquisition Date, the right to purchase form the Corporation, upon payments of the relevant Exercise Price and otherwise exercising such right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant exercise price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the stock Acquisition Date of any event analogous to any of the events described in section 3.2).

(b)  Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by:

(i)  an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring

Person); or

(ii)  a Transferee or other successor entitled directly or indirectly (a "Transferee") of Rights held by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) who becomes a

Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including any

Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this

Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)  In the even that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.2, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of Rights.

(d)  From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.2, including without limitation all such acts and things, as may be required to satisfy the requirements of the Company Act (British Columbia) and the Securities Act (British Columbia) and the Securities Acts or comparable legislation in each of the other provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

4.3

Obligations of the Corporation

The Corporation covenants and agrees that is shall not enter into or engage in any transaction of the kind referred to in section 4.1 if:

(a)  at the time of or immediately after such transaction there are any Rights, options, warrants, securities or other instruments outstanding or any other arrangements, agreements or instruments in effect, which would eliminate or otherwise diminish in any respect the benefits intended to be afforded by the Rights and this Agreement to the holders of Rights upon consummation of such transaction; or

(b)  prior to, simultaneously with or immediately after any transaction of the kind referred to in section 4.1, the shareholders of holders of Rights or interests in or to any other Person shall receive a distribution of Rights previously owned by such other Person or any other affiliates or associates.

The provisions of this section 4.3 shall apply to successive transactions of the kind referred to in section 4.1.

4.4

Exchange Option

(a)  In the event that the Board of Directors acting in good faith shall determine that conditions exist that will eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may, at its option and without seeking the approval of holders of Common Shares or Rights, at any time after a Flip-in Event has occurred, authorized the Corporation to issue or deliver in respect of each Right that is not void pursuant to subsection 4.2(b), either:

(i)  in return for the applicable Exercise Price and the Right, debt or equity securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or

(ii)  in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equities securities or assets (or a combination thereof) having a value equal to the value of the Right,

in full and final settlement of all Rights attaching to the Rights, where in either case the value of such debt or equity, securities and other assets (or a combination of thereof) and, in the case of clause (ii), the value of the Right shall be determined by the Board of Directors, which may rely upon the advice of a nationally or internationally firm of investment dealers or investment bankers selected by the Board of Directors.

(b)  If the Board of Directors authorizes the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.4(a), the right to exercise the Rights will terminate without any further action or notice and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets in accordance with the exchange formula authorized by the Board of Directors within ten Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.4(a), the Corporation shall give notice of exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear on the register of Rights holders maintained by the Rights Agent.  Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets for Rights will be affected.

ARTICLE V

SPECIAL MEETINGS OF INDEPENDENT

SHAREHOLDERS TO CONSIDER PERMITTED BIDS

5.1

Meetings of Independent Shareholders

In the event that an Offeror makes a Take-over Bid that is a Permitted Bid, the Board of Directors shall call and hold a Special Meeting (the "Special Meeting") of independent shareholders to consider, and if thought fit to approve a resolution (the "Referendum") on the question of whether such Take-over Bid (as such Take-over Bid may be amended or revised by the Offeror from time to time either to waive a condition thereof or to increase the price per Common Share to be paid to holders of Common Shares without reduction in amount of change in terms of any security or reduction in amount in cash that are components thereof) should be approved.  The Special Meeting shall be held on a date fixed by the Board of Directors, which date shall be as soon as is practicable after the date of mailing of the Take-over Bid, taking into account:

(a)  the time required to prepare a management information circular and to comply with applicable securities laws and other regulatory requirements relating to the holding of meetings of shareholders, record dates and a distribution of proxy-related material to shareholders and intermediaries;

(b)  other actual and pending Take-over Bids including Permitted Bids, if any; and

(c)  other factors considered relevant by the Board of Directors,

and not more than eighty days after the date (the "Offer Date") on which all of the documents referred to in subsection 1.1(u) or that have otherwise been sent to the holders of Common Shares by the Offeror in connection with such Take-over Bid have been delivered to the Corporation; provided that if a Special Meeting of independent Shareholders has already been called for the purpose of considering a referendum approving another Take-over Bid and such other Special Meeting is scheduled for a date not less than forty-five days following the Offer Date, then, subject to compliance of applicable securities laws and other regulatory requirements, both the referendum and such other referendum shall be voted on at such other Special Meeting.  The Board of Directors shall fix a record date for determining the independent shareholders entitled to receive notice of the Special Meeting in accordance with applicable law and regulatory requirements in the articles and by-laws of the Corporation.  The Special Meeting shall be conducted in accordance with the rules for holding meetings of shareholders set forth in the articles and by-laws of the Corporation applied mutatis mutandis.  At the Offeror's written request the Corporation shall include with its management information circular prepared in connection with the Special Meeting proxy solicitation materials submitted by the Offeror, provided that the Offeror by written agreement with the Corporation in form and substance satisfactory to the Corporation shall have indemnified the Corporation from and against all costs and liabilities whatsoever, directly or indirectly, resulting from or arising out of any misstatements, misrepresentations, misleading statements or untrue statements contained in or omissions to state any fact in the Offeror's proxy solicitation materials necessary to make any statement contained therein not misleading in the light of the circumstances in which it was made and shall have agreed to pay the Corporation's incremental costs incurred as a result of including such materials with the Corporation's management information circular.  Notwithstanding the foregoing, no Special Meeting shall be held from and after such time as any Person becomes an Acquiring Person, and any Special Meeting scheduled prior to such time and not theretofore held shall be cancelled.

5.2

Approval

If at the Special Meeting the referendum receives the affirmative vote of a majority of the votes cast by independent shareholders represented at the meeting in person or by proxy than acquisitions of voting shares made under the Permitted Bid approved by the referendum shall be deemed to be Permitted Bid Acquisitions, provided that such Take-over Bid:

(a)  is not thereafter amended or varied (except to waive any condition, to extend the deposit period or to increase the consideration to be paid to holders of Common Shares without reduction in amount or change in terns of any security or reduction in the amount of cash that are components thereof); and

(b)  hereafter complies with all of the requirements set out in subsection 1.1(x), and provided that all securities of the Corporation of the class or classes sought under the Take-over Bid deposited to such Take-over Bid are taken up and paid for commencing on the 11th Business Day after the date of the Special Meeting.

5.3

Fiduciary Duties of the Board of Directors of the Corporation

For clarification, it is understood that nothing contained in this Article V shall be deemed to affect the obligations of the Board of Directors to exercise its fiduciary duties.  Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders of the Corporation reject any Take-over Bid, or to take any other action (including, without limitation, the commencement, prosecution, defense of settlement of any litigation or regulatory proceedings and the submission of additional or alternative Take-over Bids or other proposals to the Special Meeting or otherwise with respect to any Take-over Bid that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.4

Further Acts

Nothing contained in this Article V shall be construed as limiting or prohibiting the Corporation or an Offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Corporation, any merger, amalgamation or arrangement involving the Corporation, any sale or other transfer of assets of the Corporation, any liquidation, dissolution or winding up of the Corporation or any other business combination or other transaction, or any other action by the Corporation or such Offeror; provided that the holder of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, sale, liquidation, dissolution, winding up, business combination, transaction or action.

ARTICLE VI

RIGHTS AGENT

6.1

General

(a)  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the cost and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)  The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it, in connection with its administration of this Agreement and reliance upon any Certification for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, Power of Attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

6.2

Merger of Amalgamation or Change of Name of Rights Agent

(a)  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting in any merger, amalgamation, or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services, business of the Rights Agent or any other successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 6.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificate so countersigned; and in case at that time, any of the Right Certificates have not been countersigned any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)  In case at any time the name of the Rights Agent is changed, and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificate so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

6.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the rights agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) Whenever in the performance of its duties under this agreement and the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be Chairman of the Board, the President or any Vice-president and by the treasurer or any Assistant-treasurer  or the Secretary or any Assistant-Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this agreement in reliance upon such certificate;

(c)  The Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct.

(d)  The Rights Agent will not be liable for or by reason of any statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersigned thereof) or be required to verify the same, but all statements and recitals are and will be deemed to have been made by Corporation only;

(e) The Rights Agents will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except if countersigned thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.2(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3,2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)  The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)  The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice-President or the Secretary or any Assistant Secretary or Treasurer or any Assistant Treasurer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties and it shall not be liable for any action taken or suffered by it in good faith in accordance with instruction of any such Person;

(h)  The Rights Agent or any shareholder or stockholder, Director, Officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(I)  The Rights Agent may execute and exercise any of the rights or powers hereby vested in or perform any duty hereunder either itself or by or through it's attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting in any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

6.4

Changes of Rights Agent

The Rights Agent may resign and may be discharged from its duties under this Agreement upon 90 days notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.9.  The Corporation may remove the Rights Agent upon 30 days written notice, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such an appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificates for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor's Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for this section 6.4, however, or any defect therein, shall not affect the validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent as the case may be.

ARTICLE VII

MISCELLANEOUS

7.1      Redemption and Waver

           (a) the Board of directors may, at its option, at any time prior to the occurrences of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $ 0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

          (b) The Board of Directors may, until the first to occur of a Flip-in Event or a Flip-over Event, upon written notice delivered to the Rights Agent, determine to waive the application of section 4.1 or 4.2 to any particular Flip-over Event or Flip-in Event.

         (c) Notwithstanding the provisions of subsection 7.1(b) hereof, the Board of Directors of the Corporation may waive the application of section 4.2 in respect of any Flip-in Event, provided that both the following conditions are satisfied;

                (i) The Board of Directors has determined, within 14 days of the date on which the Board of Directors learns such a Flip-in Event, that a person became a Acquiring Person by in advantages and without any intention to become, or knowledge that it would become, and Acquiring Person; and

(ii)  such Person has, within 14 days after such determination or such earlier or later period as the

Board of Directors may determine, reduced its Beneficial Ownership of Voting Shares such that at the time of granting of a waiver pursuant to this subsection 7.1(c) such Person is no longer an Acquiring

Person,

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(d)  In the event that a Person makes a Permitted Bid that, within 120 days after the date of the Permitted Bid, has been accepted by the holders of not less than 90% of the then outstanding Common Shares, other than the Common Shares held at the date of the Permitted bid by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, then the board of Directors shall, immediately upon the consummation of such acquisition, without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(e)  If the Board of Director elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)  Within 10 days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each holder at his last address as it appears upon the registry books of the Rights Agent or, prior to Separation Time, on the registry books of the Transfer Agent for the Common Shares.  Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 7.1, and other than in connection with the purchase of Common Shares prior to the Separation Time.

7.2

Expiration

No person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 6.1.

7.3

Shareholder Review

At the first annual meeting of shareholders of the Corporation following the sixth anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution to the holders of Voting Shares of the Corporation for their consideration and, if thought advisable, approval, ratifying the continued existence of the Rights.  If a majority of the votes cast on such resolution are voted against the continued existence of the Rights then the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders' meeting of the result of the vote on such resolution, without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

7.4

Issuance of New Rights Certificate

Not withstanding any of the provisions of this Agreement or if the Rights to the contrary, the Corporation may, at it's option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of directors to reflect any adjustment or change in the number of class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

7.5

Fractional Rights and Fractional Shares

`(a)  The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights.  In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

 (b)  The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share.

7.6

Supplements and Amendments

The Corporate may from time to time supplement or amend this Agreement without the approval of any holders of Common Shares or Rights:

(a)  to make any changes, which the Board of Directors acting in good faith may deem necessary or desirable, including to give effect to any reclassification of the Common Shares into other shares of the Corporation, provided that no such supplement or amendment made on or after the Stock Acquisition Date shall materially adversely affect the interests of the holders of Rights generally and provided further that no such supplement or amendment shall be made to the provisions of Article VI except with the written concurrence of the Rights Agent to such supplement or amendment; and

(b)  in order to cure any ambiguity or to correct or supplement any provision contained herein that may be inconsistent with any other provisions herein or otherwise defective.

7.7

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of the other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holder of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

7.8

Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a)  to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event or Flip-over Event: or

(b)  to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 7.9, a notice of such proposed action, which shall specify the date on which such Flip-in Event or Flip-over Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at lease 20 Business Days prior to the date of taking such proposed action.

7.9

Notices

Notices or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Formation Capital Corp.

Suite 1510 - 999 West Hastings Street

Vancouver, B.C.  V6C 2W2

Attention:      Chief Executive Officer

Any notice or demand authorized or required by this agreement to be given or made by the Corporation or by the holder of any Rights to our on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Montreal Trust Company of Canada

Corporate Trust Services

510 Burrard Street

Vancouver, B.C,

V6C 3B9

Attention:       Vice-President, Corporate Trust Services

Notices or demands authorized or required by this agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice

7.10   Costs of Enforcement

         The Corporation agrees that if the Corporation or any other Persons the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this agreement, then the Corporation or such Person will reimburse the holder of any Rights for the cost and expenses (including legal fees) incurred by such holder in actions to enforce his rights to any Rights or Agreement.

7.11   Successors

         All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and ensure to the benefit of their respective successors and assigns hereunder.

7.12   Benefits of this Agreement

         Nothing in this Agreement shall be constructed to give any Person other then the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agents and the holders of the Rights.

7.13   Governing Law

         This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Colombia and for all purposes shall be governed by and constructed in accordance with the laws of such province applicable to contracts to be made and preformed entirely within such province.

7.14   Counterparts

          This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.15   Severability

        If any section, subsection, clause subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidation or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

29-

7.16     Effective Date

            This Agreement is in full force and effect in accordance with its terms form the date hereof.

7.17    Determinations and Actions by the Board of Directors

           The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary to advisable in the administration of this Agreement, including, without limitation, the right and power to:

          (a) Interpret the provisions of this Agreement; and

          (b) Make all determinations deemed necessary or advisable for the administration of this agreement (including a determination to terminate or not terminate the Rights or to amend the Agreement in accordance with he terms hereof).

          All such actions, calculations, interpretations and determinations (including, for purposes of subsection (c) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors, in good faith, shall:

       (c) Be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights Certificates and all other parties; and

       (d) Not subject the Board of Directors to any liability to the holder of the Rights Certificates.

7.18    Successor Corporations

           The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirely or substantially as an entirely to another Corporation (the “Successor Corporation”) unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this agreement to be preformed and observed by the Corporation.

7.19 Time of essence

Time shall be of the essence in this Agreement

IN WITNESS THEREOF, the parties who hereto have caused this Agreement to be duly executed as of the date first above written

THE COMMON SEAL of MONTREAL TRUST

)

COMPANY OF CANADA was hereto affixed in the

)

presence of:

)

)

)

_______________________________

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c/s

Authorized Signatory

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_______________________________

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Authorized Signatory

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THE COMMON SEAL of FORMATION CAPITAL

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COPORATION was hereto affixed in the presence of

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__________________________________

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c/s

Authorized Signatory

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